

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 17, 2008

Mr. Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, Maryland 20876

      Re: Hughes Communications, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Filed March 10, 2008, File No. 001-33040
          Supplemental Response provided on October 10, 2008

Dear Mr. Barber:

     We have reviewed your response letter dated October 10, 2008 and have the following additional comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

     We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 13

1. We have considered your response to comment one in our letter dated September 30, 2008. Please indicate that you intend to disclose the company performance targets used under the annual incentive plan or provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year would cause

you competitive harm when disclosure of the performance target will occur after the
fiscal year has ended and actual company results will have been disclosed.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs,
Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director